Exhibit 99.3

Dear Vaccines Colleagues,

Sanofi announced today that it has entered into an agreement to acquire Dynavax, a publicly traded vaccines company with a marketed adult Hepatitis B vaccine (HEPLISAV B), a shingles candidate and a differentiated clinical-stage pipeline. The acquisition further enhances Sanofi’s position in adult immunization by bringing together Dynavax’s adult hepatitis B vaccine and promising shingles asset with Sanofi’s global scale, development capabilities and commercial reach.

Press Release: Sanofi to acquire Dynavax, adding a marketed adult hepatitis B vaccine and phase 1/2 shingles candidate to the pipeline

This is a strategic move that will continue to strengthen our Vaccines business and that further advances our ambition to shape the future of immunization.

What makes this acquisition particularly compelling?

Dynavax will bring us a differentiated adult hepatitis B vaccine that’s already making an impact in the US market. Dynavax’s HEPLISAV-B is currently marketed in the US and is differentiated by its two-dose regimen over one month, which enables high levels of seroprotection faster than other hepatitis B vaccines, which are given in three doses over six months. When you consider that nearly 100 million adults in the US born before 1991 remain unvaccinated against hepatitis B, the public health opportunity is substantial!

Equally exciting is Dynavax’s shingles vaccine candidate currently in Phase 1/2, which has shown promising early results including a favorable safety profile. With one in three adults developing shingles over their lifetime according to WHO, and a growing demand for protein-based vaccine options, this represents a significant opportunity to address an expanding market with a differentiated approach.

Our intent to acquire Dynavax reinforces our commitment to adult immunization and enables us to be at the forefront of protecting global health through innovative vaccine science and protecting people throughout their lives.

Another powerful example of our “Take the Lead” strategy in action—making bold, strategic moves that strengthen our core capabilities while positioning us for sustainable long-term growth.

Please remember that Dynavax remains an independent company until closing, which can take a few months. During this time, we ask that you do not reach out to Dynavax employees regarding the transaction unless you have permission from the integration office which will ramp up in January.

To ensure our teams are briefed, we’ll hold an ad-hoc GLN call for Vaccines leaders on the topic early in the new year. In the meantime, for those of you taking a break, enjoy the holidays and take time to refresh and recharge.

Regards,

Thomas Triomphe